Exhibit 99.1

Waterous Energy Fund Requisitions Special Meeting of Shareholders of Greenfire Resources Ltd. for the Purpose of Replacing the Entire Board of Directors

CALGARY, AB, November 21, 2024 – Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP, and Waterous Energy Fund III (International FI) LP (collectively, “WEF”), the collective beneficial owners of approximately 43% of the issued and outstanding shares of Greenfire Resources Ltd. (TSX and NYSE: GFR) (“Greenfire”) and Greenfire’s largest shareholder, announce that they have requisitioned a special meeting (the “Meeting”) of holders of common shares of Greenfire for the purpose of replacing the current board of directors of Greenfire (the “Board”), and respond to Greenfire’s November 20, 2024 press release.

WEF is seeking to replace all four current Board members (Matthew Perkal, Robert Logan, Jonathan Klesch and Derek Aylesworth), for three reasons described below.

1.	The Board Has Overseen Consistently Poor Performance on All Fronts

a.	Under the Board’s leadership, production has consistently missed expectations

While seeking approval for the de-SPAC transaction in late 2022, Greenfire initially forecasted 2023 production of 24.8 Mbbls per day, which was later revised down to 20.4 Mbbls per day in September 2023.1 Actual 2023 production came in at 17.6 Mbbls per day, 29% below initial forecasts.

Similarly, Greenfire initially forecasted 2024 production of 33.4 Mbbls per day in late 2022, then revised this forecast down to 25.1 Mbbls per day in September 2023, then lowered guidance again to 23.5 Mbbls per day in early 2024, then lowered guidance again to 20.5 Mbbls per day in August 2024. Greenfire's current 2024 guidance is now 19.5 Mbbls per day, 42% below initial forecasts.

Since providing its initial forecast Greenfire has lowered 2024 production guidance four times, including twice in the last two quarters, and has not met production guidance during a single quarter as a public company.

b.	The Board has approved consistent increases to capital spending, with no increase in production volumes

While seeking approval for the de-SPAC transaction in late 2022, Greenfire initially forecasted 2024 capital expenditures of C$16 million, later increasing this estimate to C$49 million in September 2023. Guidance increased again in early 2024 to C$80 million at the mid-point, and further increased again to C$85 million later in August 2024. 2024 capital expenditure guidance is now C$95 million at the mid-point, 494% above its initial forecast, despite production 42% below its initial forecast.

c.	The market has lost confidence in this Board

Since the completion of the de-SPAC transaction under which Greenfire raised capital at US$10.10 per share on September 20, 2023, of the 30 largest oil and gas stocks in Canada2, Greenfire is the single worst performing stock, with a total shareholder return of negative 31.3% versus the XEG index of positive 10.7% (including dividends), underperformance of 42.0%3.

1Source: https://www.sec.gov/Archives/edgar/data/1966287/000121390023067010/f424b30823_greenfire.htm

2 AAV, ARX, ATH, BIR, BTE, CJ, CNQ, CVE, GXE, HWX, IMO, IPCO, KEC, KEL, LCX, LGN, MEG, NVA, OBE, PEY, POU, RBY, SDE, SGY, SU, TOU, TVE, VET, VRN, WCP.

3 Reflects share price performance between September 20, 2023 and November 18, 2024 of Greenfire and peers, including dividends, based on Greenfire placement price of US$10.10 per share.

Given Greenfire’s history of failing to live up to its projections, it is no wonder that Greenfire has underperformed the XEG by 7.0% since announcing its fanciful plans to triple production on October 7, 2024 – it simply has no credibility.

d.	The market is clearly looking for a change in sponsorship

During the two days following WEF's announcement of its agreement to acquire Greenfire shares, Greenfire’s stock outperformed the XEG by 15.4%4. Greenfire then instituted the first shareholder rights plan (the “First Rights Plan”) on September 18, 2024 and announced its intention to oppose WEF’s investment. Since the announcement of Greenfire’s intention to fight WEF’s investment, Greenfire’s stock has underperformed the XEG by 14.8%5. The market is clearly looking for a change in sponsorship, but the Board is entrenched.

2.	The Board Has Pursued Personal Self-Enrichment at Expense of Its Shareholders

a.	The Board is being run by a single board member for his firm’s personal enrichment

One of the current Board members, Jonathan Klesch, has confirmed that the Board is being controlled by Matthew Perkal, partner and Head of SPACs and Special Situations at Brigade Capital Management LP (“Brigade”) and interim chair of Greenfire. In a message sent from Mr. Klesch in September 2024 after the enactment of the First Rights Plan, Mr. Klesch stated as follows: “Matt is running the show and to be honest I don’t feel comfortable”.

Brigade and M3 Partners LP (collectively “MBSC”) were the original sponsors of the SPAC transaction, in which they invested capital at US$10.10 per share in September 2023. As of early 2024, MBSC held approximately 3,850,000 shares and is the only shareholder with director nomination rights under an investor rights agreement.

By April 2024, Greenfire’s falling share price had reduced the value of MBSC’s investment by approximately 38%6. At that time, MBSC persuaded Greenfire to enter into a “consulting agreement” with MBSC, for the provision of “consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value”7. As consideration for MBSC's services, Greenfire issued 500,000 restricted share units ("RSUs") to MBSC (current fair value of approximately US$3.5 million), effectively allowing MBSC to recoup approximately 22% of its losses to that point.

Greenfire has not disclosed any detail regarding the services being provided by MBSC for Greenfire’s benefit, but it would appear that its efforts are not working. WEF is not aware of a similar consulting agreement between a Canadian oil and gas company and a significant shareholder.

4 Reflects Greenfire share price performance between September 16, 2024 and September 18, 2024.

5 Reflects Greenfire share price performance between September 19, 2024 and November 18, 2024.

6 Assuming RSUs were granted on date MBSC was amalgamated with Greenfire (April 4, 2024); Greenfire share price of approximately US$6.30 per share.

7 https://www.sec.gov/Archives/edgar/data/1966287/000121390024041269/ea0205682-424b3_greenfire.htm

b.	The Board is not aligned with its shareholders under a change of control

Greenfire has asserted that the strategic alternatives process is the only way to provide value to shareholders. Not highlighted by Greenfire is that, if a change of control were to occur, the current members of the Board would receive substantially different payouts than the remainder of Greenfire's common shareholders. This creates a bias for the Board to pursue an immediate change of control at any price, rather than simply grow the per share value of Greenfire as a standalone entity.

Specifically, in a hypothetical change of control at US$10.10 per share (the same price MBSC originally invested at), the four members of the Board would receive US$12.58 per common share they own in aggregate (US$2.48 per share more than a normal common shareholder), composed of:

•	3,250,788 SPAC warrants held by MBSC, Mr. Logan and Mr. Klesch with a strike price of US$11.50 per Greenfire share, which would otherwise not be exercisable, but would immediately become due and payable in cash at a price of approximately US$6.9 million under a change of control.[8]

•	1,798,696 Performance Warrants, RSUs, Performance Share Units and Deferred Share Units held by MBSC, Mr. Logan, Mr. Klesch and Mr. Aylesworth would become immediately due and payable at a price of US$13.8 million under a change of control.

•	On a combined basis, these payments amount to approximately US$20.6 million in extra value payable to the current Board members or, in the case of Mr. Perkal, to his nominating shareholder, under a change of control (or an extra approximately US$2.48 per share versus their current common shareholdings of 8,325,825 shares), which would not be payable to the remainder of the common shareholders.

Furthermore, it should be noted that in July 2024, in preparation for the so-called strategic alternatives process, the Board voted to approve a substantial increase in severance payments due to management, payable only in the event of a change of control, equal to an aggregate potential payment of approximately C$8.9 million.

3.	The Board Appears Intent on Wasting Shareholder Resources Instead of Growing the Value of Greenfire

a.	The Board has enacted two unprecedented shareholder rights plans and launched two additional legal cases to maintain their entrenchment

Two days after WEF announced its investment in Greenfire, the Board approved the First Rights Plan to maintain their entrenchment. Unlike typical shareholder rights plans which are made in the face of pending take-over bids for the whole business and are meant to restrict future actions, the First Rights Plan was first-of-its-kind in two ways: (1) it sought to unwind a binding, private agreement on a retroactive basis, and (2) it was approved by the Board despite no take-over bid for the company having been made.

8 Reflects Black-Scholes option value of US$11.50 per share Greenfire warrants expiring October 19, 2028, per Bloomberg (November 19, 2024), based on US$10.10 per share change of control price.

Greenfire also commenced a cross-application to cease-trade the purchase transactions between WEF and Greenfire’s selling shareholders, in an attempt to deprive its shareholders from exercising their fundamental rights to trade their shares.

The Alberta Securities Commission (“ASC”) cease traded the First Rights Plan and denied Greenfire's cross-application on November 6, 2024. However, one hour after the ASC's decision, Greenfire chose to enact a second shareholder rights plan (the “Second Rights Plan”) and pursue an injunction against former shareholders (an action WEF is not party to) which WEF believes has no reasonable chance of success, and thus will waste shareholder resources. WEF is not aware of any company enacting a second shareholder rights plan immediately after another has been cease-traded by the ASC.

b.	Only one group has benefited from the Board’s actions: their external advisors

Since the beginning of its litigation against WEF, Greenfire and Brigade have retained the services of two investment banks, three law firms and multiple consultants. And of course, Greenfire continues to maintain its US$3.5 million consulting agreement with MBSC for “educating the market”. All of these advisors are being paid for by the shareholders of Greenfire but are doing nothing to fix the company’s real operational, financial and corporate governance problems.

WEF hereby requests that Greenfire publish on its website a current, itemized listing of the costs incurred to date by Greenfire, with shareholders’ money, in pursuit of their own entrenchment.

Summary

In summary, it has become clear that the current Greenfire Board, in the face of poor operational performance, a declining share price and blatant self-dealing, has resorted to desperate corporate lawfare maneuvers to entrench themselves despite overwhelming evidence that their shareholders and the market has lost confidence in them.

Fortunately, Greenfire shareholders have another option. WEF was attracted to Greenfire likely for the same reason as many of its fellow shareholders: Greenfire owns a high-quality asset, but the company’s value is currently clouded by mismanagement and a dysfunctional Board. WEF has a track record of creating value by simplifying complex corporate situations so that the underlying value of the assets can shine through, and it is confident it can once again do so with Greenfire.

WEF is requesting that the Board call a meeting of Greenfire shareholders to replace the current Board of four with six highly-qualified directors (the "Shareholder Nominees") who bring significant oil and gas, operational, public company, capital markets, mergers and acquisitions and financial experience. WEF requests that the Meeting be held promptly, and in any event by no later than January 2025.

Finally, contrary to Greenfire’s baseless claims in its November 20, 2024 press release, WEF has no intention of proposing a combination of Greenfire and Strathcona at this time. Furthermore, even if it did, shareholders should rest assured that any such transaction would be subject to the approval of the majority of disinterested (i.e. non-WEF) shareholders (at both Greenfire and Strathcona), under Multilateral Instrument 61-101 - Protections for Minority Shareholders. Moreover, contrary to Greenfire’s claims, all six of WEF’s nominees are considered independent under applicable securities laws.

WEF Nominees

Henry Hager

Mr. Hager is currently a Managing Director of WEF, a role he has served since January 2018, and a director of Strathcona Resources Ltd. ("Strathcona"). Mr. Hager previously served as Director with Kohlberg Kravis Roberts and in various roles with Constellation Energy Corporation. Mr. Hager also served in a number of capacities in President George W. Bush's administration. Mr. Hager currently serves as a board member of the George W. Bush Presidential Center and Building Conservation Trust. Mr. Hager earned a Bachelor of Science in Business from Wake Forest University and a Master of Business Administration from the Darden School of Business at the University of Virginia.

Brian Heald

Mr. Heald has a 30-year track record in the Canadian energy and capital markets sector with lengthy experience as a Managing Director, Investment Banking, with CIBC World Markets, HSBC Securities, Nesbitt Thomson, Deloitte and ATB Capital Markets. Mr. Heald has acted as the lead/co-lead underwriter and financial advisor on over 300 capital markets and M&A transactions representing over $20 billion of transaction value. Mr. Heald is a senior corporate finance and governance professional with broad experience in the origination, structuring, underwriting, negotiation and execution of complex transactions. Mr. Heald has frequently advised the Officers and Directors of both public and private corporations with respect to their strategic and financial objectives. He has authored numerous valuations and fairness opinions arising from related party and restructuring transactions, and has acted as an expert witness before securities regulators. Mr. Heald’s credentials include a B.Sc., Honours (Queen’s), M.Sc. (Alberta) in geotechnical engineering, MBA (Ivey), P. Eng. (APEGA lifetime member), CFA and ICD.D. Mr. Heald previously served as a Director of Kick Energy Corporation, Post Energy Corp. and the Alberta Economic Development Authority. Mr. Heald is a recipient of the Alberta Centennial Medal.

Andrew Kim

Mr. Kim currently is the Chief Financial Officer of WEF, a role he has served since December 2016, and a director of Strathcona. Mr. Kim previously served as President of Crescentwood Capital Corp., Pyxis Capital Inc., HAL Concepts Ltd., Graystone Corporation and as President and Director of Stonington Capital Corporation, CBOC Continental Inc. and Vice President of Finance of Unicorp Energy Corporation. Mr. Kim is a Chartered Public Accountant and holds an Honours Bachelor of Mathematics from the University of Waterloo.

David Knight Legg

Originally from Lethbridge, Alberta where he attended University, David completed his Masters degree in law at the University of Oxford and his Ph.D. in politics and sociology at Yale University where he was a Morse fellow. He worked for McKinsey and Company for three years before going to technology startup GLG, supporting institutional investor research. He led that business internationally, and opened 15 overseas offices, driving its expansion in Europe and Asia for twelve years. He was recruited to Commonwealth Bank of Australia as head of business development and strategy for the International Bank where he was board advisor to CBA investments in Vietnam, China, India and South Africa; before being appointed Group Head of Strategy in 2017. He left banking in 2019 to work on the election of Jason Kenney as Premier of Alberta where he served as Principal Advisor to the Premier. David created the Alberta Indigenous Opportunities Corporation to secure equity financing for First Nations into energy infrastructure, and was the founding CEO of Invest Alberta Corporation, a foreign direct investment platform on whose board he still sits. David works as Board special advisor to Invest Alberta Corporation. He also serves as Chairman of Elements Global Advisors and on the board of directors for the Sovereign art foundation and as Chairman of Intelligence squared, a debate platform.

David Roosth

Mr. Roosth is currently a Managing Director of WEF, and a director of Strathcona. Prior to joining WEF in 2018, Mr. Roosth was a Principal on the energy team for Kohlberg Kravis Roberts, where he was involved in a variety of corporate and asset-level energy and natural resources transactions over the course of six years (2012 – 2018). During his time at KKR, Mr. Roosth evaluated and executed investments across a number of different pools of capital including private equity, credit and energy real assets. Mr. Roosth has experience in oil and gas real assets, oilfield services, midstream, downstream and mining. Before joining KKR, Mr. Roosth was with TPH Partners, where he was involved in middle-market equity investments in the energy industry. Prior to TPH Partners, Mr. Roosth was with Tudor, Pickering, Holt & Co., where he focused primarily on strategic advisory and M&A transactions for companies in the energy industry. Mr. Roosth holds a B.A. in Economics from Yale University.

Adam Waterous

Mr. Waterous founded WEF in December 2016 and is currently Managing Partner and Chief Executive Officer of WEF. Mr. Waterous is also the Executive Chairman and a director of Strathcona. Prior to founding WEF, Mr. Waterous served as Global Head of Investment Banking and Head of Energy and Power, North America at Scotiabank, where he was responsible for all of Scotiabank's global Equity and Advisory activities and Scotia Waterous. Mr. Waterous co-founded Waterous & Co., a predecessor firm to Scotia Waterous, in September 1991, where he was a member of the firm's Executive Committee and the head of the firm. Mr. Waterous holds an Honours Business Administration degree from the University of Western Ontario and a Master of Business Administration from Harvard Business School. Being in the top five percent of his class at Harvard, he was designated a Baker Scholar.

The information contained in this news release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Although WEF has requisitioned the Meeting of shareholders of Greenfire, there is currently no record or Meeting date and shareholders are not being asked at this time to execute a proxy in favour of the Shareholder Nominees. In connection with the Meeting, WEF may file a dissident information circular in due course in compliance with applicable securities laws.

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer, or an intention to offer, to subscribe for or buy or an invitation to purchase or subscribe for any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Such an offer to purchase securities would only be made pursuant to a registration statement, prospectus, tender offer, takeover bid circular, management information circular or other regulatory filing filed by WEF with the U.S. Securities and Exchange Commission and available at www.sec.gov or filed with applicable Canadian securities regulatory authorities on SEDAR+ and available at www.sedarplus.ca.

For further information, please contact Waterous Energy Fund at info@waterous.com.

Forward-Looking Information Cautionary Statement

This document contains certain forward-looking statements and information (referred to herein as "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this document contains forward-looking information concerning the actions and strategy of the Shareholder Nominees, including the anticipated benefits thereof to Greenfire and Shareholders.

Forward-looking statements are based upon the opinions and expectations of management of WEF as at the effective date of such statements and, in some cases, information supplied by third parties. Although WEF believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Greenfire (or any of its subsidiaries) is a party, an inability to procure regulatory approvals in a timely manner or on satisfactory terms, and new laws and regulations (domestic and foreign).

The forward-looking statements contained in this document are made as of the date hereof and WEF does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.